

September 18, 2014

Via E-mail
Louis E. Greer
Principal Financial Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

      Re: **Trustmark Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 24, 2014
                File No. 000-03683
                Supplemental Materials filed August 27, 2014

Dear Mr. Greer:

We have reviewed your filing and supplemental response and have the following comment.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prior Comment 5

1. We note your response and restate the comment. Although you have identified the Principal Accounting Officer in the first signature block, the Principal Financial Officer and Principal Accounting Officer must also sign on behalf of the registrant in the second signature block. Please amend the second signature block where the 10-K is signed on behalf of the registrant to include the Principal Financial Officer and either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director